Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

EPIQ SYSTEMS, INC.

(In Thousands, except for Ratio)

	Nine months ended September 30,	Year Ended December 31,
	2012	2011	2010	2009	2008	2007
Earnings
Net income	$18,462	$12,080	$13,929	$14,595	$13,836	$6,929
Income tax expense	11,988	8,827	12,641	12,266	10,507	4,066
Fixed charges	10,255	9,651	5,335	4,023	3,505	13,882
Earnings available for fixed charges	40,705	30,558	31,905	30,884	27,848	24,877

Fixed Charges
Interest expense *	6,828	5,204	1,537	1,160	1,331	10,980
Amortization of deferred loan charges	537	640	393	314	426	993
Estimated interest expense in leases	2,890	3,807	3,405	2,549	1,748	1,909
Total fixed charges	$10,255	$9,651	$5,335	$4,023	$3,505	$13,882

Ratio of Earnings to Fixed Charges	4.0	3.2	6.0	7.7	7.9	1.8

* Interest expense excludes interest related to uncertain tax positions which is included in income tax expense shown above.